                                                TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD ANNOUNCES EXPLORATION RESULTS FROM PAVO REAL

Vancouver, BC, Canada – February 14, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to report on exploration activities conducted by its funding partner, Red Eagle Mining Corporation (“Red Eagle”), at Pavo Real, Colombia.  The Pavo Real project lies within the department of Tolima, approximately 20 km south of the city of Ibague and 45 km southeast of AngloGold Ashanti’s La Colosa discovery.

Since completing the helicopter airborne magnetic and radiometric surveys, Red Eagle has been actively mapping and sampling at Pavo Real and acquiring additional concessions, applications and leases that are now part of the Pavo Real project.  Results of this work have increased the size of the project area and identified four new areas that show copper-gold skarn mineralization to the northeast of the main Pavo Real project area and evidence of disseminated sedimentary-hosted gold targets in the center of the main Pavo Real project area.

Land Acquisition

Pavo Real project consisted of several mining concessions and applications that totaled 25.9 sq km.  New applications in and around Pavo Real now total 17.9 sq km and new third-party tenements between Red Eagle and various land owners, including the El Sapo mine, total 5.0 sq km.  The Pavo Real project concessions, as defined by a 5-km Area of Interest between Miranda and Red Eagle, now covers 48.9 sq km.

To view a location map of Pavo Real visit

http://www.mirandagold.com/new/Image.asp?i=maps/PavoReal/Figure7.jpg&id=442034.

Sampling Results

A total of 567 rock chip and channel samples have been collected by both the Miranda and the Red Eagle exploration teams.  This work has identified four new areas that are strongly anomalous in gold or gold and copper.

To the northeast, at the El Sapo mine, five rock chip samples yielded assays between 0.11 g Au/t and 26.6 g Au/t.  Silver values ranged from 0.42 g Ag/t to 4,250 g Ag/t and copper values ranged from 0.43% to 13%.  Bismuth, lead and zinc were also elevated suggesting mineralization is part of a skarn system.  Further to the northeast, near the Santa Barbara mine area, 29 rock samples returned gold assays ranging from 0.01 g Au/t to 37.2 g Au/t.  Silver and copper values were also elevated.

The areas to the northeast of the original Pavo Real project, where intrusive rocks are in contact with limestone, show evidence of a copper-gold skarn system.  The main Pavo Real project area contains limestone, sandstone, and conglomerate sequences, locally cut by intrusives and intrusive breccia. Most mapped units appear to host some amount of disseminated or fracture and vein-controlled gold mineralization.

On the original Pavo Real concessions, sampling has identified two new anomalous areas of gold mineralization.  The first area is approximately 600 m south of an area that up until recently was being mined by illegal miners.  The area being mined had been off-limits to Miranda and Red Eagle while procedures were implemented to gain access and have the miners removed.  The miners were working an area of anomalous gold in soils that has dimensions of 700 m long by 100 to 500 m wide. The soils anomaly contains approximately 30 known adits with significant sampled gold grades, The new zone, referred to as Quebrada Corosal, defined by 155 rock samples, is 340 m long and 137 m wide.  Assays vary from below detection levels to a high of 45.7 g Au/t and average 1.29 g Au/t.  The ground between this new anomaly and the area where the illegal miners were working has not yet been sampled.

The fourth area of anomalous gold is in the Quebrada Virgen drainage where 38 rock samples range from below detection limits to 9.80 g Au/t.  Additional work is needed to see if these three target areas tie together.

Geologists from Red Eagle continue to map and sample at Pavo Real and expect to soon be able to access the original target area that up until recently was occupied by illegal miners.  A major drill program is planned once this work is completed and Red Eagle completes their Initial Public Offering.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, PG, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Gold Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.